SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Kinross Gold Corporation

(Name of Subject Company (Issuer))

Kinross Gold Corporation

(Name of Filing Person (Issuer))

1.75% Convertible Senior Notes due 2028

(Title of Class of Securities)

496902AB3
496902AD9

(CUSIP Numbers of Class of Securities)

Geoffrey P. Gold, Esq.

Kinross Gold Corporation
25 York Street

17th Floor

Toronto, Ontario

Canada M5J 2V5

(416) 365-5123

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Robert G. DeLaMater, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$460,000,000	$62,744

*                                         Calculated solely for purposes of determining the filing fee. The purchase price of the 1.75% Convertible Senior Notes due 2028 (the “Notes”), as described herein and subject to the terms and conditions set forth herein, is 100% of the principal amount of the Notes, plus any accrued and unpaid interest thereon up to, but not including, the date of repurchase. As of February 6, 2013, there was $460,000,000 aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $460,000,000.

**                                  The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $136.40 for each $1,000,000 of the value of the transaction.

☐                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable                                                                                                                                                                       Filing Party: Not applicable

Form or Registration No.: Not applicable                                                                                                                                                                     Date Filed: Not applicable

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐                                    Third-party tender offer subject to Rule 14d-1.

☒                                  Issuer tender offer subject to Rule 13e-4.

☐                                    Going-private transaction subject to Rule 13e-3.

☐                                    Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

As required by, pursuant to the terms of, and subject to the conditions set forth in, the Indenture, dated as of January 29, 2008 (the “Indenture”), between Kinross Gold Corporation, an Ontario Corporation (the “Company”), and Wells Fargo Bank, National Association, as Trustee (the “Trustee”), relating to the Company’s 1.75% Convertible Senior Notes due 2028 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (the “Holder”) of the Notes, at such Holder’s option, to sell (the “Put Right”) and the obligation of the Company to purchase the Notes, as set forth in the Company’s Put Right Notice to Holders of 1.75% Convertible Senior Notes due 2028, dated February 7, 2013, filed as an exhibit to this Schedule TO (as amended or supplemented from time to time, the “Put Right Notice”).

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Right Notice is incorporated by reference into this Schedule TO.

Item 10. Financial Statements.

Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being paid to Holders surrendering Notes consists solely of cash, (ii) the Put Right is not subject to any financing conditions, (iii) the Put Right applies to all outstanding Notes and (iv) the Company is a reporting company under Section 13(a) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR.

Item 11. Additional Information.

Not applicable.

Item 12. Exhibits.

See Exhibit Index immediately following the signature page.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

2

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2013

KINROSS GOLD CORPORATION

By:	/s/ Tony Giardini
	Name:	Tony Giardini
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Put Right Notice to Holders of 1.75% Convertible Senior Notes due 2028, dated February 7, 2013, including form of Repurchase Notice and form of Withdrawal Notice.

(a)(1)(B)	IRS Form W-9.

(a)(5)	Press release dated February 7, 2013.

(d)(1)

Indenture, dated as of January 29, 2008, between the Company and the Trustee (incorporated by reference to Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K filed on January 30, 2008).

(d)(2)

Form of 1.75% Convertible Senior Notes due 2028 (incorporated by reference to the form of note attached as Exhibit A to the Indenture, dated as of January 29, 2008, between the Company and the Trustee (incorporated by reference to Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K filed on January 30, 2008)).

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